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SEC ||| 18006509)N

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SEC FILE NUMBER
8 - 68442

SEC
Mail Processing
Section

MAR 05 2018

Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mercury Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Liberty Street - 36th Floor
(No. and Street)

New York	**New York**	**10281**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Manfredonia **(646) 786 - 8095**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name -- *if individual, state last, first, middle name*)

100 Park Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Mike Manfredonia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercury Capital Advisors, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TEJAL DHINGRA
Commission # 50053171
Notary Public, State of New Jersey
My Commission Expires
January 19, 2022

Signature

Chief Operating Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A copy of the Exemption Report and letter from the independent registered public accounting firm.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercury Capital Advisors, LLC
Table of Contents
December 31, 2017

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

To the Member of
Mercury Capital Advisors, LLC
New York, New York

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Mercury Capital Advisors, LLC (the "Company") as of December 31, 2017. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Company's auditor since 2015.

New York, New York
February 27, 2018

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Mercury Capital Advisors, LLC
Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	696,348
Restricted cash (Note 2)		764,954
Accounts receivable, net of reserve		24,127,465
Due from affiliates		7,191,093
Prepaid expenses and other assets		120,850
Fixed assets, net		84,918
Total assets	$	32,985,628
Liabilities and Member's Equity		
Accounts payable and accrued liabilities	$	234,772
Due to affiliates		835,758
Total liabilities		1,070,530
Commitments and contingencies (Note 5)		
Member's equity		31,915,098
Total liabilities and member's equity	$	32,985,628

The accompanying footnotes are an integral part of these financial statements.

Mercury Capital Advisors, LLC
Notes to the Financial Statements
December 31, 2017

1. Organization and Nature of Business

Mercury Capital Advisors, LLC ("Mercury Capital" or the "Company") is a limited liability company established in the state of Delaware. The Company became registered as a general securities broker-dealer with the Securities and Exchange Commission ("SEC") on September 2, 2010 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a single member LLC wholly owned by Mercury Capital Advisors Group, LP ("MCA LP"). The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.The Company became licensed by the State of New York Department of Financial Services as an insurance agent on September 14, 2017.

Mercury Capital Access, LLC ("Mercury Access") is a limited liability company established on April 20, 2016 in the state of Delaware. The company is an investment advisor and the general partner to our iFunds platform. Mercury Access is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, with the Securities and Exchange Commission ("SEC"), and serves as the investment manager to Mercury iFunds. Mercury Access is responsible for the day-to-day operations of Mercury iFunds, which is a state of the art, end-to-end, digital solution offering a broad range of alternative investments across the liquidity spectrum that is offered to the retail investors by Mercury Capital. Mercury Access is a single member LLC and is wholly owned by MCA LP.

The Company assists private equity, real estate, infrastructure, venture capital, distressed, mezzanine, secondary and other third-party managers in the capital raising process. The Company also assists general partner and limited partner clients in other related activities such as capital raising advisory, co-investment and other direct deal placement, agency of secondary sales of limited partnership interests and placement of Private Investments in Public Equity. The Company earns placement and advisory fees from these sources.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company:

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The Company has not utilized any significant estimates in the preparation of the financial statements.

ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

2. Summary of Significant Accounting Policies (continued)

Cash
Cash consists of cash in banks, primarily held at one financial institution and at times may exceed federally insured limits. It is the opinion of management that the solvency of this financial institution is not a concern at this time. Cash is an unrestricted, allowable asset for net capital purposes.

Restricted cash represents cash pledged as collateral against a revolving credit line taken out by MCA LP in the amount of $1.5 million as of December 31, 2017.

Accounts Receivable
Accounts receivable are stated at unpaid balances, less any reserves. Interest on long-term receivables is recognized over the term of the receivable and is calculated using the simple-interest method on principal amounts outstanding. Some long-term receivables carry interest rates on the outstanding unpaid balance that approximate interest rates for similar term receivables.

The Company considers a receivable uncollectible when, based on current information or factors, it is probable that the Company will not collect the receivable balance and related interest payments according to the receivable agreement. Accounts either have an allowance established or are written off when management believes that the collection, after considering current economic conditions, business conditions and collection efforts, of the receivables and related interest is doubtful.

The Company analyzes specific accounts receivable, client concentrations, client credit worthiness, current economic trends and changes in its customer's payment terms when evaluating the adequacy of doubtful accounts. At December 31, 2017, the MCA LP has determined that a reserve of $50,000 is required to state accounts receivable at their net realizable value.

Certain accounts receivable balances are pledged as collateral against a revolving credit line taken out by MCA LP and are outstanding at December 31, 2017.

Fixed Assets
Fixed assets consist of furniture and computer hardware, which are stated at cost. Fixed assets are depreciated using the straight-line method over the estimated useful lives of assets, which range from five to seven years. The Company's management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If impairment is identified, the asset is written down to fair value. As of December 31, 2017, no fixed assets have been deemed impaired.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying value of short-term financial instruments, namely accounts receivable, approximates the fair value of these instruments. Fair value is defined herein as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company values its financial instruments using hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

- Level - 1 Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail significant degree of judgment.
- Level - 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level - 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Changes in fair value are recognized in earnings each period for financial instruments that are carried at fair value.

Income Taxes

The Company is a single-member limited liability company that is treated as a "disregarded entity" for federal and state income tax purposes to the extent permitted by law. Therefore, the Company makes no provision for federal or state income taxes. However, the Company is subject to the New York City Unincorporated Business Tax ("NYC UBT"). Income taxes are accounted for using the liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis, using currently enacted tax rates. The effect on deferred assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted.

The Company also applies ASC Topic 740-10 "Accounting for Uncertainty in Income Taxes" which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves. As of December 31, 2017, management of the Company has determined that there are no uncertain tax positions that need to be recorded.

Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining tax expense and in evaluating tax positions, including evaluating uncertainties under US GAAP. The Company reviews its tax positions and adjusts its tax balances as new information becomes available. The federal, New York State and New York City tax returns of MCA LP, the Company's parent, are open to audit for the year ended December 31, 2014, and later. The Company is not currently under examination by any tax authority, nor are there any pending examinations.

2. Summary of Significant Accounting Policies (continued)

Intercompany Balances with Affiliates

Receivables from and payables to affiliated companies are offset and the net amount receivable form and/or due to each affiliate is reported in the statement of financial condition as there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. The balance relates to advisory fee expenses, expenses paid by the Parent and shared with Mercury Capital and reimbursable expenses that are transferred back to affiliates.

3. Fixed Assets

Furniture	$ 174,441
Computers	74,945
	249,386
Less: Accumulated depreciation	(164,468)
Fixed assets, net	$ 84,918

4. Related Party Transactions

On November 9, 2010, and amended on May 29, 2013, the Company and MCA LP entered into an Administrative Services and Expense Sharing Agreement (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company shall, on a monthly basis, reimburse MCA LP for salaries and related expenses of registered investment personnel as well as a proportional share of certain administrative and overhead costs paid on behalf of the Company.

5. Commitments and Contingencies

Operating Leases

On November 16, 2017, MCA LP entered into a lease related to extending the office space in Boston, MA, from March 1, 2018 through February 29, 2020.

On November 13, 2017, MCA LP entered into a lease related to extending the office space in San Francisco, CA, from March 1, 2018 through February 29, 2020.

Future minimum lease commitments under non-cancellable leases at December 31, 2017, are as follows:

Year Ending December 31	
2018	$ 786,355
2019	792,580
2020	564,332
Total	$ 2,143,267

6. Financial Instruments and Fair Market Valuation

At December 31, 2017, all of the Company's financial instruments were carried at historical cost. The Company estimates that the carrying value of all financial instruments, other than long-term accounts receivable described below, approximates the fair value.

The fair value of long term accounts receivable is determined using a discounted cash flow model. This model primarily uses observable and unobservable inputs such as a discount rate based upon similar (public) instruments, taking into account, among other factors, the credit quality and industry sector of the issuer and the reduced liquidity associated with these private instruments. The Company's financial instruments are considered to be Level 2 instruments within the fair value hierarchy.

The Company estimates that the fair value of long-term accounts receivable at December 31, 2017, is $1,665,697 less than the amount at which they are carried on the statement of financial condition. In order to calculate the fair value, the Company compared the net present value of future cash flows related to long-term receivables to the amount at which these receivables are carried on the statement of financial condition. The discount rate used in this net present value calculation consisted of the three-year Treasury rate plus the three-year BBB S&P corporate yield rate, the sum of which was 4.94%.

7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain minimum Net Capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2017, the Company had net capital of $210,638, which was $139,269 above its required Net Capital of $71,369. The percentage of aggregate indebtedness to net capital was 508.23%.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraph (k)(2)(i) of the Rule.

Periodically throughout the year, the Company made distributions out of member's equity to the member. These distributions are preapproved by the Company's Management Committee and are always contingent on having adequate excess net capital. Furthermore, these distributions are made within regulatory guidelines and requirements, and the SEC and FINRA are notified as required.

8. Subsequent Events

Management evaluated subsequent events as of February 27, 2018, the date of which these financial statements were available to be issued. Distributions of $538,000 and $1,375,000 were made reducing member's equity and were approved by the Company's Management Committee on January 29, 2018, and February 12, 2018, respectively, and were made within regulatory guidelines and requirements, on January 31, 2018, and February 14, 2018, respectively. These financial statements do not reflect these distributions.

Mercury Capital Advisors, LLC

Statement of Financial Condition
December 31, 2017
(Available for Public Inspection)